Ramaco Resources, Inc.

250 West Main Street, Suite 210

Lexington, Kentucky 40507

January 11, 2017

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ramaco Resources, Inc.
Registration Statement on Form S-1
Filed December 29, 2016
File No. 333-215363

Ladies and Gentlemen:

Set forth below are the responses of Ramaco Resources, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 9, 2017, with respect to Registration Statement on Form S-1, File No. 333-215363, filed with the Commission on December 29, 2016.

Concurrently with the submission of this letter, we have publicly filed through EDGAR an Amended Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, we have also hand delivered three copies of this letter, as well as three copies of the Registration Statement marked to show all changes made since the previous submission of the Company’s Draft Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-1 unless otherwise specified.

Summary Reserve Data, page 7

Business, page 72

1.	We note your disclosure now includes mineral reserves for your Knox Creek property and that you have updated your technical reports for your Elk Creek property. Please forward to our engineer as supplemental information and not as part of your filing, your Knox Creek Property Reserve Study dated December 19, 2016, your Elk Creek Property Reserve and Resource Study dated December 29, 2016, and your Reasonableness Review Study Elk Creek Mining Operations December 2016.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

RESPONSE: The Company advises the Staff that it previously provided, in part, the requested information supplementally pursuant to Rule 418(b) under the Securities Act on December 30, 2016. The Company resubmitted the requested information supplementally pursuant to Rule 418(b) under the Securities Act on January 9, 2017.

Securities and Exchange Commission

January 11, 2017

2.	We note your disclosure on pages 7, 82, and 83 indicating that your Knox Creek production forecast and mine plan are under development and the estimated cost of production is unavailable. Please tell us why this information is not available even though you have declared reserves for this property. In this regard we note your disclosure on page 2 stating that reserves are economically recoverable at a price in excess of cash costs to mine the coal and fund ongoing replacement capital.

RESPONSE: We advise the Staff that we have revised the Registration Statement to provide our estimated cost of production for our Knox Creek mine. Please see pages 7 and 82.

We further advise the Staff that we have not yet finalized our Knox Creek production forecast or our mine plan at this time. The finalization of a mine plan requires management to make determinations as to the allocation of development capital among competing projects, and at this time, the Company has not yet made a determination of the amount or timing of allocating development capital to the Knox Creek mining operations. The Company is therefore unable to provide a production forecast without a finalized mine plan.

Use of Proceeds, page 53

3.	Given the proposed size of the offering, please revise the disclosure in this section, in accordance with your response to comment 16 in your letter dated December 12, 2016.

RESPONSE: We have revised the Registration Statement in accordance with our response to comment 16 in our letter dated December 12, 2016. Please see pages 14, 53 and 67 of the Registration Statement.

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Securities and Exchange Commission

January 11, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2790, respectively.

Very truly yours,

RAMACO RESOURCES, INC.

By:	/s/ Michael Bauersachs
Name:	Michael Bauersachs
Title:	Chief Executive Officer

Enclosures

cc:	Michael D. Bauersachs, Ramaco Resources, Inc.
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Julian J. Seiguer, Vinson & Elkins L.L.P.